================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           ---------------------------
                             Heller Financial, Inc.
                                (Name of Issuer)

Class B Common Stock, $0.25 par value                         Not Applicable
    (Title of class of securities)                            (CUSIP number)

                              Nancy E. Barton, Esq.
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)
                                 With a copy to:
                             Thomas A. Roberts, Esq.
                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153

                                  July 30, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)
                              (Page 1 of 26 Pages)

================================================================================

NY2:\1069576\06\MX@G06!.DOC\47660.2024
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CUSIP No.                    Not Applicable                               13D                     Page 2 of 26 Pages
---------------------------------------------------------------------              -------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         HAWK ACQUISITION CORP.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               AF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          51,050,000 shares of Class B Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     51,050,000 shares of Class B Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       51,050,000 shares of Class B Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          100%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


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CUSIP No.                    Not Applicable                               13D                     Page 3 of 26 Pages
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL CORPORATION
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               WC/OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          51,050,000 shares of Class B Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     51,050,000 shares of Class B Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       51,050,000 shares of Class B Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          100%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------



                                       3
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CUSIP No.                    Not Applicable                               13D                     Page 4 of 26 Pages
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL SERVICES, INC.
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 Below)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 Below)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial Ownership of all Shares Disclaimed by
                                                                                   General Electric Capital Services, Inc.
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not Applicable
                                                                                                                 (See 11 Above)

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------



                                       4
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CUSIP No.                    Not Applicable                               13D                     Page 5 of 26 Pages
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC COMPANY
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 Below)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 Below)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial Ownership of all Shares Disclaimed by
                                                                                   General Electric Company
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not Applicable
                                                                                                                 (See 11 Above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


Item 1.  Security and Issuer.

                  This statement relates to the Class B Common Stock, par value $0.25 per share (the "Class B Shares"), of Heller Financial, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Monroe Street, Chicago, Illinois 60661.

Item 2.  Identity and Background.

                  This statement is filed by General Electric Capital Corporation, a Delaware corporation ("GE Capital"), for and on behalf of itself, Hawk Acquisition Corp., a Delaware corporation ("Hawk"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE" and, collectively with GE Capital, Hawk and GECS, the "Reporting Persons"). GECS is a wholly owned subsidiary of GE, GE Capital is a wholly owned subsidiary of GECS and Hawk is a wholly owned subsidiary of GE Capital.

                  GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                  Hawk was incorporated on July 27, 2001, for the sole purpose of making the Offer (as defined below) and thereafter merging with and into the Company pursuant to the Merger Agreement (as defined below).

                  GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.

                  GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                  (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of Hawk, GE Capital, GECS and GE, see Schedules I, II, III and IV attached hereto, respectively.

                  (d) and (e) During the last five years none of Hawk, GE Capital, GECS, GE, nor, to the best of their knowledge, any person identified in Schedules I through IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Hawk intends to purchase the Class B Shares as well as all of the outstanding shares of Class A Common Stock, par value $0.25 per share, of the Company (the "Class A Shares" and, together with the Class B Shares, the "Shares") in the Offer (as defined below). GE Capital estimates the amount of funds required to purchase the Shares will be approximately $5,367,000,000. GE Capital intends to obtain the necessary funds from the issuance of its commercial paper in the ordinary course and will cause Hawk to have sufficient funds to close the Offer and the Merger (as defined below).

Item 4.  Purpose of Transaction.

                  See Item 6.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Hawk and GE Capital, by reason of the execution and delivery of the Support Agreement referenced in Item 6 below, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 51,050,000 Class B Shares, representing 100% of the outstanding Class B Shares. Except as set forth in this Item 5, neither Hawk, GE Capital nor any person controlling Hawk or GE Capital, nor, to the best of their knowledge after reasonable inquiry, any person identified on Schedules I through IV hereto, owns beneficially any Class B Shares.

                  (b) Neither Hawk nor GE Capital have the sole power to vote or to direct the vote of any Class B Shares. Neither Hawk nor GE Capital have the sole power to dispose or to direct the disposition of any Class B Shares. As a result of the execution and delivery of the Support Agreement (as defined below), Hawk and GE Capital may be deemed to have the shared power to vote or to direct the vote of 51,050,000 Class B Shares. Hawk and GE Capital have the shared power to dispose or to direct the disposition of 51,050,000 Class B Shares.

                  (c) Except for the execution and delivery of the Support Agreement and the Merger Agreement (as defined below) referenced in Item 6 below, no transactions in Class B Shares were effected by Hawk or GE Capital during the 60 days prior to the date hereof.

                  (d) Inapplicable.

                  (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On July 30, 2001, GE Capital, Hawk and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, Hawk to commence a tender offer (the "Offer") for all outstanding Shares, followed by the merger of Hawk with and into the Company (the "Merger" and, together with the Offer, the "Transactions"), with the Company to continue as the surviving corporation, all subject to the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Company will become a subsidiary of GE Capital.

                  Consummation of the Transactions is subject to the satisfaction or waiver (if permissible) of a number of conditions, including that: (i) the Company's stockholders tender and not properly withdraw before the expiration of the Offer that number of Shares which, together with any other Shares then owned by GE Capital or its wholly owned subsidiaries, constitutes at least 50% of the total voting power of all outstanding securities of the Company entitled to vote generally for the election of directors or in a merger, calculated on a fully diluted basis; (ii) no material adverse effect on the Company has occurred prior to the expiration of the Offer; (iii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated; (iv) prior to the expiration of the Offer either the European Commission has declared the Merger compatible with the Common Market or, if the European Commission has referred the Merger to the competition authority of a member state of the European Community under the EC Merger Regulation, any applicable waiting period under the competition laws of that member state has expired, lapsed or been terminated or the relevant authorities have made a decision approving or otherwise indicating their approval of the Merger on terms satisfactory to GE Capital; and (v) any necessary approvals or consents of any governmental authority have been obtained and are in full force and effect except where the failure to obtain such approvals or consents would not result in a material adverse effect on the Company or a violation of law.

                  As an inducement and a condition to GE Capital entering into the Merger Agreement, GE Capital and Hawk entered into a Support Agreement, dated as of July 30, 2001 (the "Support Agreement"), with Fuji America Holdings, Inc., a Delaware corporation ("Fuji Holdings") and wholly owned subsidiary of The Fuji Bank, Limited ("Fuji"). Fuji Holdings has represented in the Support Agreement that it has voting and dispositive control over 51,050,000 Class B Shares. As of July 23, 2001, these Class B Shares represented approximately 52% of the outstanding Shares and approximately 77% of the total voting power of the outstanding Shares. Pursuant to the Support Agreement, Fuji Holdings has agreed, among other things, to tender and not withdraw all its Class B Shares pursuant to, and in accordance with, the terms of the Offer. Fuji Holdings has agreed to tender its Class B Shares into the Offer for purchase in the Offer prior to midnight, New York City time, on the tenth business day following the commencement of the Offer. Fuji Holdings also has agreed to vote its Class B Shares (a) in favor of the Merger, (b) against any action that would result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the Transactions, and has agreed to use its best efforts to cause its current designees to remain on the Company's Board of Directors.

                  The agreements contained in the Support Agreement will terminate upon the earliest to occur of (a) the termination or the expiration of the Offer and (b) the termination of the Merger Agreement.

                  In connection with the execution of the Support Agreement and the Merger Agreement, Fuji and The Fuji Bank, Limited, acting by and through its New York Branch, entered into the Keep Well Letter Agreement with GE Capital and the Company which relates to the Keep Well Agreement, dated as of April 23, 1983, as amended (the "Keep Well Agreement") between Fuji and the Company. Pursuant to the terms of the Keep Well Letter Agreement, Fuji will, effective upon the date Hawk accepts for payment all Shares tendered by Fuji Holdings pursuant to the Offer, assign to GE Capital all of its rights and interests under the Keep Well Agreement and GE Capital will indemnify Fuji with respect to any losses, liabilities, claims or obligations relating to or arising from the Keep Well Agreement, except to the extent such losses, liabilities, claims or obligations arise out of or result from Fuji's breach of its representations, warranties or covenants set forth in the Keep Well Letter Agreement.

                  The summary contained in this Statement on Schedule 13D of certain provisions of the Merger Agreement, the Support Agreement and the Keep Well Letter Agreement is qualified in its entirety by reference to the Merger Agreement, the Support Agreement and the Keep Well Letter Agreement, copies of which were filed as Exhibits (d)(1), (d)(2) and (d)(4) to the Tender Offer Statement on Schedule TO, filed by GE Capital and Hawk on August 3, 2001 and are hereby incorporated herein by reference.

                  Except for the Merger Agreement, the Support Agreement and the Keep Well Letter Agreement, to the best knowledge of GE Capital or Hawk, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GE Capital, Hawk or Fuji Holdings or any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Hawk and the Company (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3, 2001).

Exhibit 2 Support Agreement, dated as of July 30, 2001, by and among GE Capital, Hawk and Fuji Holdings (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3, 2001).

Exhibit 3 Assignment and Assumption of Amended and Restated Keep Well Agreement, dated as of July 30, 2001, by and among GE Capital, Fuji, The Fuji Bank, Limited, acting by and through its New York Branch, and the Company (incorporated herein by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3, 2001).

Exhibit 4 Joint Filing Agreement, dated as of August 9, 2001, by and among GE Capital, Hawk, GECS and GE to file this Statement on
                  Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the Class B Common Stock, par value $0.25 per share, of Heller Financial, Inc.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2001


                                    GENERAL ELECTRIC COMPANY*


                                    By:      /s/ Nancy E. Barton
                                       -----------------------------------------
                                    Name:   Nancy E. Barton
                                    Title: Attorney-In-Fact


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                    By:     /s/ Nancy E. Barton
                                       -----------------------------------------
                                    Name:   Nancy E. Barton
                                    Title: Senior Vice President



                                    GENERAL ELECTRIC CAPITAL CORPORATION


                                    By:     /s/ Nancy E. Barton
                                       -----------------------------------------
                                    Name:   Nancy E. Barton
                                    Title: Senior Vice President


                                    HAWK ACQUISITION CORP.


                                    By:     /s/ Nancy E. Barton
                                       -----------------------------------------
                                    Name:   Nancy E. Barton
                                    Title: Vice President

* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to the Statement on Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

              1 Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Hawk and the Company (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3, 2001).

              2 Support Agreement, dated as of July 30, 2001, by and among GE Capital, Hawk and Fuji Holdings (incorporated herein by reference to Exhibit
                                (d)(2) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3,
                                2001).

              3 Assignment and Assumption of Amended and Restated Keep Well Agreement, dated as of July 30, 2001, by and among GE Capital, Fuji, The Fuji Bank, Limited, acting by and through its New York Branch, and the Company (incorporated herein by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO filed by GE Capital and Hawk on August 3, 2001).

              4 Joint Filing Agreement, dated as of August 9, 2001, by and among GE Capital, Hawk, GECS and GE to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the Class B Common Stock, par value $0.25 per share, of Heller Financial, Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by General Electric Capital Corporation

                             HAWK ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of Hawk Acquisition Corp. The business address of each director and executive officer is c/o Hawk Acquisition Corp., 260 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.

Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

Nancy E. Barton         Ms. Barton is the Vice President and Secretary of Hawk
                        Acquisition Corp. and a member of its Board of Directors.

Mark H.S. Cohen         Mr. Cohen is the President of Hawk Acquisition Corp. and
                        a member of its Board of Directors. Mr. Cohen is a citizen of the United States and the United Kingdom.

Michael A. Neal         Mr. Neal is the Vice President of Hawk Acquisition Corp.
                        and a member of its Board of Directors.

James A. Parke          Mr. Parke is the Vice President of Hawk Acquisition
                        Corp..

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of General Electric Capital Corporation. The business address of each director and executive officer is c/o General Electric Capital Corporation, Long Ridge Road, Stamford, Connecticut 06927, except as set forth below. All persons are citizens of the United States, except as set forth below

Name                                     Present Principal Occupation or Employment
----                                     ------------------------------------------
Joan Amble                               Ms. Amble is the Vice President and Controller of General
                                         Electric Capital Corporation.

Nancy E. Barton                          Ms. Barton is a Director and the Senior Vice President, General Counsel
                                         and Secretary of General Electric Capital Corporation.

Ferdinando Beccalli                      Mr. Beccalli is a Director and an Executive Vice President of General
                                         Electric Capital Corporation.  Mr. Beccalli is a citizen of Italy.

James R. Bunt                            Mr. Bunt is a Director of General Electric Capital Corporation.

David L. Calhoun                         Mr. Calhoun is a Director of General Electric Capital Corporation.  His
                                         business address is 1 Neumann Way, Cincinnati, Ohio 45215.

James A. Colica                          Mr. Colica is the Senior Vice President of Global Risk
                                         Management of General Electric Capital Corporation.

Richard D'Avino                          Mr. D'Avino is the Senior Vice President, Tax of the General
                                         Electric Capital Corporation.

Dennis D. Dammerman                      Mr. Dammerman is a Director of the General Electric Capital Corporation.

Scott C. Donnelly                        Mr. Donnelly is a Director of General Electric Capital Corporation.

Michael D. Fraizer                       Mr. Fraizer is a Director of the General Electric Capital Corporation.

Benjamin W. Heineman, Jr.                Mr. Heineman, Jr. is a Director of General Electric Capital
                                         Corporation.



                                       14

Jeffrey R. Immelt                        Mr. Immelt is a Director of General Electric Capital Corporation.

Robert L. Lewis                          Mr. Lewis is Senior Vice President of General Electric Capital
                                         Corporation.

John H. Myers                            Mr. Myers is a Director of General Electric Capital Corporation.

Denis J. Nayden                          Mr. Nayden is the Chairman and Chief Executive Officer of General
                                         Electric Capital Corporation.

Michael A. Neal                          Mr. Neal is a Director and President and Chief Operating Officer of
                                         General Electric Capital Corporation.

David R. Nissen                          Mr. Nissen is a Senior Vice President of General Electric
                                         Capital Corporation.

James A. Parke                           Mr. Parke is a Director, Vice Chairman and the Chief Financial Officer of General
                                         Electric Capital Corporation.

Ronald R. Pressman                       Mr. Pressman is a Director of General Electric Capital Corporation.  His
                                         business address is 5200 Metcalf, Overland Park, Kansas 66204.

Gary M. Reiner                           Mr. Reiner is a Director of General Electric Capital
                                         Corporation.

John M. Samuels                          Mr. Samuels is a Director of General Electric Capital Corporation.

Marc J. Saperstein                       Mr. Saperstein is Senior Vice President of Human Resources of General
                                         Electric Capital Corporation.

Keith S. Sherin                          Mr. Sherin is a Director of General Electric Capital Corporation.

Edward D. Stewart                        Mr. Stewart is a Director and an Executive Vice President of General
                                         Electric Capital Corporation.

John F. Welch, Jr.                       Mr. Welch is a Director of General Electric Capital Corporation.

Jeffrey S. Werner                        Mr. Werner is Senior Vice President, Corporate Treasury and Global
                                         Funding Operation of General Electric Capital Corporation.

Robert C. Wright                         Mr. Wright is a Director of General Electric Capital Corporation.
                                         His business address is 30 Rockefeller Plaza, New York, New York 10112.


                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------
         Directors
         ---------
         Nancy E. Barton                     General Electric Capital Corporation        Senior Vice President, General Counsel
                                             260 Long Ridge Road                         and Secretary
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Ferdinando Beccalli                 General Electric Capital Corporation        Director and Executive Vice President
                                             260 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship:  Italy

         James R. Bunt                       General Electric Company                    Vice President and Treasurer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         David C. Calhoun                    GE Aircraft Engines                         Chief Executive Officer
                                             1 Neumann Way
                                             Cincinnati, OH 45215
                                             Citizenship: U.S.A.

         Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Scott C. Donnelly                   General Electric CR&D                       Senior Vice President
                                             One Research Circle
                                             Niskayuna, NY 12309
                                             Citizenship: U.S.A.

         Michael D. Fraizer                  GE Financial Assurance                      President and Chief Executive Officer
                                             6604 W. Broad Street
                                             Richmond, VA  23230
                                             Citizenship: U.S.A.



                                       16

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Benjamin W. Heineman, Jr.           General Electric Company                    Senior Vice President, General Counsel
                                             3135 Easton Turnpike                        and Secretary
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Jeffrey R. Immelt                   General Electric Company                    President and Chairman-Elect
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         John H. Myers                       GE Investment Corporation                   Chairman and President
                                             3003 Summer Street
                                             Stamford, CT  06904
                                             Citizenship: U.S.A.

         Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                             260 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                             260 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         James A. Parke                      General Electric Capital Corporation        Vice Chairman and Chief Financial
                                             260 Long Ridge Road                         Officer
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                             5200 Metcalf                                Officer
                                             Overland Park, KS 66204
                                             Citizenship: U.S.A.

         Gary M. Reiner                      General Electric Company                    Senior Vice President and Chief
                                             3135 Easton Turnpike                        Information Officer
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.




                                       17

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         John M. Samuels                     General Electric Company                    Vice President and Senior Counsel,
                                             3135 Easton Turnpike                        Corporate Taxes
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Keith S. Sherin                     General Electric Company                    Senior Vice President and
                                             3135 Easton Turnpike                        Chief Financial Officer
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Edward D. Stewart                   General Electric Capital Corporation        Executive Vice President
                                             1600 Summer Street
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         John F. Welch, Jr.                  General Electric Company                    Chairman and Chief Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Robert C. Wright                    30 Rockefeller Plaza                        Director
                                             New York, New York 10112


         Executive Officers
         ------------------
         Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                             260 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Michael D. Fraizer                  GE Financial Assurance                      President and Chief Executive Officer
                                             6604 W. Broad Street
                                             Richmond, VA  23230
                                             Citizenship: U.S.A.



                                       18

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                             260 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                             5200 Metcalf                                Officer
                                             Overland Park, KS 66204
                                             Citizenship: U.S.A.

         James A. Parke                      General Electric Capital Services, Inc.     Executive Vice President and Chief
                                             260 Long Ridge Road                         Financial Officer
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Edward D. Stewart                   General Electric Capital Services, Inc.     Executive Vice President
                                             600 Summer Street
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Nancy E. Barton                     General Electric Capital Services, Inc.     Senior Vice President, General Counsel
                                             260 Long Ridge Road                         and Secretary
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         James A. Colica                     General Electric Capital Services, Inc.     Senior Vice President,
                                             260 Long Ridge Road                         Global Risk Management
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Richard D'Avino                     General Electric Capital Services, Inc.     Senior Vice President, Taxes
                                             777 Long Ridge Road
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.

         Marc. J. Saperstein                 General Electric Capital Services, Inc.     Senior Vice President, Human Resources
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.



                                       19

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Jeffrey S. Werner                   General Electric Capital Services, Inc.     Senior Vice President, Corporate
                                             201 High Ridge Road                         Treasury and Global Funding Operation
                                             Stamford, CT  06927
                                             Citizenship: U.S.A.


                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
Directors
---------

J. I. Cash, Jr.                     Harvard Business School                      Professor of Business Administration
                                    Morgan Hall                                  Graduate School of Business
                                    Soldiers Field Road                          Administration, Harvard University
                                    Boston, MA  02163

S. S. Cathcart                      222 Wisconsin Avenue                         Retired Chairman,
                                    Suite 103                                    Illinois Tool Works
                                    Lake Forest, IL  60045

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.

P. Fresco                           Fiat SpA                                     Chairman of the Board,
                                    via Nizza 250                                Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         4 Lowlyn Road
                                    Westport, CT 06880

C. X. Gonzalez                      Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                    S.A. de C.V.                                 Executive Officer, Kimberly-Clark de
                                    Jose Luis Lagrange 103,                      Mexico, S.A. de C.V.
                                    Tercero Piso
                                    Colonia Los Morales
                                    Mexico, D.F.  11510, Mexico

J. R. Immelt                        General Electric Company                     President
                                    3135 Easton Turnpike                         General Electric Company
                                    Fairfield, CT  06431

A. Jung                             Avon Products, Inc.                          President and Chief Executive Officer,
                                    1345 Avenue of the Americas                  Avon Products, Inc.
                                    New York, NY  10105


                                       21

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

K. G. Langone                       Invemed Associates, Inc.                     Chairman, President and Chief Executive
                                    375 Park Avenue                              Officer, Invemed Associates, Inc.
                                    New York, NY  10152

R. B. Lazarus                       Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer,
                                    309 West 49th Street                         Ogilvy & Mather Worldwide
                                    New York, New York  10019-7316

S. G. McNealy                       Sun Microsystems, Inc.                       Chairman, President and Chief Executive
                                    901 San Antonio Road                         Officer,
                                    Palo Alto, CA  94303-4900                    Sun Microsystems, Inc.

G. G. Michelson                     Federated Department Stores                  Former Member of the Board of Directors,
                                    151 West 34th Street                         Federated Department Stores
                                    New York, NY  10001

S. Nunn                             King & Spalding                              Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, GA  30303

R. S. Penske                        Penske Corporation                           Chairman of the Board and President,
                                    13400 Outer Drive                            Penske Corporation
                                    West Detroit, MI  48239-4001

F. H. T. Rhodes                     Cornell University                           President Emeritus, Cornell University
                                    3104 Snee Building
                                    Ithaca, NY  14853

G.L. Rogers                         General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company
                                    Fairfield, CT 06431

A. C. Sigler                        Champion International Corporation           Retired Chairman of the Board and CEO
                                    1 Champion Plaza                             and former Director, Champion
                                    Stamford, CT  06921                          International Corporation

D. A. Warner, III                   J. P. Morgan Chase & Co., Inc.               Chairman of the Board, President, and
                                    The Chase Manhattan Bank and Morgan          Chief Executive Officer, J. P. Morgan
                                    Guaranty Trust Co.                           Chase & Co., Inc.
                                    270 Park Avenue
                                    New York, NY  10017-2070

J. F. Welch, Jr.                    General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer, General Electric
                                    Fairfield, CT  06431                         Company



                                       22

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.
                                    Citizenship
                                    -----------
                                    P. Fresco - Italy
                                    C. X. Gonzalez - Mexico
                                    Andrea Jung - Canada
                                    All Others - U.S.A.


Executive Officers
------------------
J. F. Welch, Jr.                    General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer
                                    Fairfield, CT  06431

P. D. Ameen                         General Electric Company                     Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

J. R. Bunt                          General Electric Company                     Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. C. Calhoun                       General Electric Company                     Senior Vice President - GE Aircraft
                                    1 Neumann Way                                Engines
                                    Cincinnati, OH  05215

J.P. Campbell                       General Electric Company                     Vice President - GE Appliances
                                    Appliance Park
                                    Louisville, KY 40225

W. J. Conaty                        General Electric Company                     Senior Vice President - Human Resources
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.



                                       23

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

S.C. Donnelly                       General Electric Company                     Senior Vice President - Corporate
                                    One Research Circle                          Research and Development
                                    Niskayuna, NY  12309

M.J. Espe                           General Electric Company                     Senior Vice President - GE Lighting
                                    Nela Park
                                    Cleveland, OH  44112

Y. Fujimori                         General Electric Company                     Senior Vice President - GE Plastics
                                    1 Plastics Avenue
                                    Pittsfield, MA 01201

B. W. Heineman, Jr.                 General Electric Company                     Senior Vice President - General Counsel
                                    3135 Easton Turnpike                         and Secretary
                                    Fairfield, CT  06431

J. R. Immelt                        General Electric Company                     President
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

J. M. Hogan                         General Electric Company                     Senior Vice President - GE Medical
                                    P.O. Box 414                                 Systems
                                    Milwaukee, WI  53201

J. Krenicki, Jr.                    General Electric Company                     Vice President - GE Transportation
                                    2901 East Lake Road                          Systems
                                    Erie, PA  16531

R. W. Nelson                        General Electric Company                     Vice President - Corporate Financial
                                    3135 Easton Turnpike                         Planning and Analysis
                                    Fairfield, CT  06431

G. M. Reiner                        General Electric Company                     Senior Vice President - Chief
                                    3135 Easton Turnpike                         Information Officer
                                    Fairfield, CT  06431

J. G. Rice                          General Electric Company                     Senior Vice President - GE Power Systems
                                    1 River Road
                                    Schenectady, NY  12345

G. L. Rogers                        General Electric Company                     Vice Chairman of the Board and Executive
                                    1 Plastics Avenue                            Officer
                                    Pittsfield, MA  01201

K. S. Sherin                        General Electric Company                     Senior Vice President - Finance and
                                    3135 Easton Turnpike                         Chief Financial Officer
                                    Fairfield, CT  06431



                                       24

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

L. G. Trotter                       General Electric Company                     Senior Vice President - GE Industrial
                                    41 Woodford Avenue                           Systems
                                    Plainville, CT  06062

W.A. Woodburn                       General Electric Company                     Senior Vice President - GE Specialty
                                    41 Woodford Avenue                           Materials
                                    Plaineville, CT 06062

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    President and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.


                                   Citizenship
                                   -----------

                             Yoshiaki Fujimori Japan

                                All Others U.S.A.
















                                       25